Exhibit (a)(5)
HCC INSURANCE HOLDINGS, INC. ANNOUNCES RESULTS
OF PUT OPTION FOR CONVERTIBLE NOTES
HOUSTON (April 15, 2009) . . .
HCC Insurance Holdings, Inc. (NYSE: HCC) announced today that only $32,000 principal amount of its 1.30% Convertible Notes due 2023 were tendered pursuant to a put option. The put option expired at 5:00 p.m. Eastern Daylight Time on March 31, 2009. The aggregate principal amount of the Convertible Notes that remains outstanding is $124,682,000. The Convertible Notes are subject to a call at the option of the Company at any time after April 1, 2009 and are not again subject to a put by the holders until March 31, 2014.
Headquartered in Houston, Texas, HCC Insurance Holdings, Inc. (HCC) is a leading international specialty insurance group with offices across the United States and in Bermuda, Ireland, Spain and the United Kingdom. HCC has assets of $8.3 billion, shareholders’ equity of $2.6 billion and is rated AA (Very Strong) by Standard & Poor’s and AA (Very Strong) by Fitch Ratings. In addition, HCC’s major domestic insurance companies are rated A+ (Superior) by A.M. Best Company.
For more information, visit our website at www.hcc.com.

Contact:	Barney White, HCC Vice President of Investor Relations Telephone: (713) 690-7300
Forward-looking statements contained in this press release are made under “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The types of risks and uncertainties which may affect the Company are set forth in its periodic reports filed with the Securities and Exchange Commission.
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